Exhibit 15.1

The Supervisory Board of

Deutsche Bank Aktiengesellschaft

We consent to the incorporation by reference in the registration statements (Nos. 333-97257, 333-100246, 333-117705, 333-132673 and 333-168335) on Form S-8 and on Form F-3 (No. 333-184193) of Deutsche Bank Aktiengesellschaft of our reports dated April 11, 2013, with respect to the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012 and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 20-F of Deutsche Bank Aktiengesellschaft.

Frankfurt am Main (Germany)

April 15, 2013

KPMG AG

Wirtschaftsprüfungsgesellschaft